ALEXANDERS, INC.
210 Route 4 East
Paramus, New Jersey 07652
January 20, 2009

Via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Alexanders, Inc.
Registration Statement on Form S-3 (File No. 333-155727)

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alexanders, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the Company’s registration statement on Form S-3 (File No. 333-155727) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 5:00 p.m., Eastern Standard Time, on January 22, 2009, or as soon as practicable thereafter.

By this request, the Company confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement, and acknowledges the following:

1.
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows.]

Very truly yours,

Alexanders, Inc.

By:	/s/ JOSEPH MACNOW
Name:	Joseph Macnow
Title:	Executive Vice President and Chief Financial Officer